                                                                    Exhibit 3 (ii)

          Revised Section 2.01 of the By-Laws of Community Bancorp.

Section 2.01 Annual Meetings. The regular annual meeting of shareholders of the Corporation shall be held on the first Tuesday of May of each year, at such time and place as shall be designated by the Board of Directors and stated in the notice of the meeting. The Board of Directors may select a different date for the annual meeting upon a resolution duly adopted by the Board prior to the issuance of the notice of the meeting prescribed in Article 2.04. At such meeting, the shareholders shall elect directors and transact such other business as may properly be brought before the meeting. (As amended
November 15, 1983 and September 12, 2000).